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                                   EXHIBIT 3

                            Press release regarding
         the listing of Trend Micro shares on the Tokyo Stock Exchange

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                          Trend Micro to be Listed on
                 the First Section of the Tokyo Stock Exchange

Tokyo, Japan August 10, 2000 -Trend Micro Inc (Japan OTC: 4704; Nasdaq: TMIC), a leading provider of enterprise antivirus and Internet security software, today announced that the Tokyo Stock Exchange (TSE) has approved its application to be listed in the stock market's prestigious first section. The shares will be listed on the TSE commencing August 17, 2000, and will simultaneously be delisted from the OTC market. The security trading code will remain the same, 4704, and the company will be classified as a "Service Business."

The Tokyo Stock Exchange is Japan's major international equity exchange. It lists about 2,000 companies on its two main boards, compared to about 900 on the OTC market. The trading volume of shares in the TSE's first section totaled approximately 355 trillion yen in 1999, compared to 15 trillion yen for the second section and 22 trillion yen for the OTC market.

The listing regulations of the Tokyo Stock Exchange, which are much stricter than those of the OTC market, required Trend Micro to meet minimum market capitalization and share listing requirements, in addition to meeting requirements as to the number of shareholders and percentage of shares held by major investors. The company hopes the listing will attract public notice and raise Trend Micro's profile with new investors - particularly institutional investors who may not invest in the OTC market.

Trend Micro held its initial public offering and shares began trading on Japan's over-the-counter market on August 17, 1998. Additional shares were offered in the form of American Depositary Shares and quoted on the Nasdaq National Market in July 1999.

About Trend Micro

Trend Micro Inc. provides centrally controlled server-based Internet antivirus and content security products to the enterprise and service providers worldwide. By protecting information that flows through Internet gateways, email servers, and file servers, Trend Micro allows companies and service providers worldwide to stop viruses and other malicious code from a central point before they ever reach the desktop. Trend Micro also delivers a range of web-based services for consumer and corporate users, including email and web content filtering and the remote management of network antivirus protection. Trend Micro's corporate headquarters are located in Tokyo, Japan, with business units in North and South America, Europe, Asia, and Australia.

For further information please visit our website at  http://www.antivirus.com.

Trend Micro's Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements in this release include, but are not limited to, statements regarding the increase in Trend Micro's profile among new investors as a result of its listing on the TSE. The forward-looking statements involve risks and uncertainties including, but not limited to, Trend Micro's ability to attract new investors as a result of its listing on the TSE, and other risks indicated in the "Risk Factors" section of Trend Micro's annual report on Form 20-F dated May 24, 2000. The annual report is on file with the SEC. Actual results could differ materially. Trend Micro assumes no obligation to update this information.

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For Additional Information

Contact: Hiroyuki Nakanishi
Director and Investor Relations Officer
Phone:81-3-5334-3600
Fax:81-3-5334-3653
Mail to: ir@trendmicro.co.jp

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